FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date: 27th October 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 27 October, 2005 it purchased for cancellation 850,000 "A" Shares at a price of 25.18 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,711.48 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,994,640,000.

As of 27 October, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date: 1st November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 November, 2005 it purchased for cancellation 1,150,000 "A" Shares at a price of 25.60 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1,735.51 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,993,040,000.

As of 1 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 2nd November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 2 November, 2005 it purchased for cancellation 1,695,000 "A" Shares at a price of 25.38 euros per share. It further announces that on the same date it purchased for cancellation 305,000 "A" Shares at a price of 1,723.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,991,040,000.

As of 2 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 3rd November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 November, 2005 it purchased for cancellation 1,475,000 "A" Shares at a price of 25.78 euros per share. It further announces that on the same date it purchased for cancellation 525,000 "A" Shares at a price of 1,747.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,989,040,000.

As of 3 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 4th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 November, 2005 it purchased for cancellation 1,591,000 "A" Shares at a price of 26.12 euros per share. It further announces that on the same date it purchased for cancellation 510,000 "A" Shares at a price of 1,765.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,986,939,000.

As of 4 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 7th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 November, 2005 it purchased for cancellation 1,500,000 "A" Shares at a price of 25.84 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,747.67 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,985,039,000.

As of 7 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date: 8th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 November, 2005 it purchased for cancellation 1,350,000 "A" Shares at a price of 25.85 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,746.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,983,289,000.

As of 8 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 9th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 November, 2005 it purchased for cancellation 1,800,000 "A" Shares at a price of 26.09 euros per share. It further announces that on the same date it purchased for cancellation 700,000 "A" Shares at a price of 1,761.34 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,980,789,000.

As of 9 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 10th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 November, 2005 it purchased for cancellation 2,250,000 "A" Shares at a price of 25.80 euros per share. It further announces that on the same date it purchased for cancellation 920,000 "A" Shares at a price of 1,737.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,977,619,000.

As of 10 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 11th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 November, 2005 it purchased for cancellation 2,050,000 "A" Shares at a price of 25.52 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1,715.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,975,019,000.

As of 11 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 14th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 14 November, 2005 it purchased for cancellation 1,600,000 "A" Shares at a price of 25.82 euros per share. It further announces that on the same date it purchased for cancellation 380,000 "A" Shares at a price of 1,738.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,973,039,000.

As of 14 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 15th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 November, 2005 it purchased for cancellation 800,000 "A" Shares at a price of 26.00 euros per share. It further announces that on the same date it purchased for cancellation 280,000 "A" Shares at a price of 1,750.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,971,959,000.

As of 15 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 16th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 November, 2005 it purchased for cancellation 1,200,000 "A" Shares at a price of 25.77 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,745.33 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,970,359,000.

As of 16 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 17th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 November, 2005 it purchased for cancellation 1,150,000 "A" Shares at a price of 26.32 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,791.38 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,968,859,000.

As of 17 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 18th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 November, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 26.50 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,811.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,967,659,000.

As of 18 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 21st November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 21 November, 2005 it purchased for cancellation 803,000 "A" Shares at a price of 26.70 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,832.37 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,966,506,000.

As of 21 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 22nd November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 November, 2005 it purchased for cancellation 1,150,000 "A" Shares at a price of 26.92 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,842.65 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,965,006,000.

As of 22 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 23rd November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 November, 2005 it purchased for cancellation 1,256,000 "A" Shares at a price of 26.90 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,844.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,963,400,000.

As of 23 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 24th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 November, 2005 it purchased for cancellation 900,000 "A" Shares at a price of 26.76 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,828.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,962,200,000.

As of 24 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 25th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 November, 2005 it purchased for cancellation 750,000 "A" Shares at a price of 26.82 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,834.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,961,200,000.

As of 25 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 28th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 28 November, 2005 it purchased for cancellation 1,175,000 "A" Shares at a price of 26.58 euros per share. It further announces that on the same date it purchased for cancellation 325,000 "A" Shares at a price of 1,825.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,959,700,000.

As of 28 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date: 29th November 2005

Buyback of Own Shares

Royal Dutch Shell plc announces that on 29 November, 2005 it purchased for cancellation 1,500,000 "A" Shares at a price of 26.37 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,806.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,957,700,000.

As of 29 November, 2005 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 30 November 2005